FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Date of publication of January – December 2013 Results	3

January-December 2013 Results

Earnings Release

Date:       Thursday, February 27th 2014

Time:      Before market opens

Conference Call

Date:       Thursday, February 27th 2014

Time:	10:00 (Madrid time)

    09:00 (London time)

    04:00 (NY time)

To be webcasted live over the Internet

You can log-in in our website at:

http://www.telefonica.com/investors/

To listen to the call, we kindly suggest you to access the webcast on Telefónica’s website

To participate in the Q&A session, please dial, a few minutes before the start of the conference call, one of the following numbers:

From Spain: +34 91 788 93 03

From the United States: +1 866 388 19 27

From the U.K. and other countries: +44 (0) 203 14 74 607

If you have any questions, please do not hesitate to contact Elena Romero at elena.romerocanas.ext@telefonica.com, or at phone number: +34 91 482 87 00.

Telefónica, S.A.

Date: February 24th, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors